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                               November 10, 2020

       Charles Robb
       Chief Financial Officer and Secretary
       CORCEPT THERAPEUTICS INC
       149 Commonwealth Drive
       Menlo Park, CA 94025

                                                        Re: CORCEPT
THERAPEUTICS INC
                                                            Form 10-K for the
fiscal year ended June 30, 2019
                                                            Filed February 24,
2020
                                                            Form 10-Q for the
fiscal quarter ended September 30, 2020
                                                            Filed November 3,
2020
                                                            File No. 000-50679

       Dear Mr. Robb:

               We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-Q filed November 3, 2020

       Item 4. Controls and Procedures, page 20

   1. We note your statement that your disclosure controls and procedures provide a reasonable level of assurance that
the information required to be disclosed in your Quarterly Reports on Form 10-Q was
communicated to management, so as to allow timely decisions
                                                        regarding required
disclosure. In future Form 10-Q filings please revise to state clearly, if true, that your
disclosure controls and procedures are designed to provide reasonable assurance of achieving
their objectives and that your principal executive and principal financial officer
concluded that your disclosure controls and procedures are effective at the reasonable
assurance level. In the alternative, you may remove the reference to the level of assurance
provided by your disclosure controls and procedures.
 Charles Robb
CORCEPT THERAPEUTICS INC
November 10, 2020
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Ibolya Ignat at (202) 551-3636 or Daniel Gordon at (202) 551-
3486 with any questions.



FirstName LastNameCharles Robb                            Sincerely,
Comapany NameCORCEPT THERAPEUTICS INC
                                                          Division of
Corporation Finance
November 10, 2020 Page 2                                  Office of Life
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FirstName LastName